Moonshot Junior, Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales of Product Income	9,136.81
Sales of SAAS	3,000.00
Services	1.00
Total Income	**$12,137.81**
Cost of Goods Sold	
Shipping	704.00
Total Cost of Goods Sold	**$704.00**
GROSS PROFIT	**$11,433.81**
Expenses	
Advertising & Marketing	44.04
Bank Charges & Fees	36.14
Business Tools Subscription	899.02
Office Expenses	1,795.85
Outside Services	
Consultant	14,261.93
Contractors	1,792.62
Legal & Professional Services	28,000.00
Total Outside Services	**44,054.55**
Transaction Fee (USD)	2.99
Travel	14,000.00
Total Expenses	**$60,832.59**
NET OPERATING INCOME	**$ -49,398.78**
NET INCOME	**$ -49,398.78**